Exhibit 18.1

PREFERABILITY LETTER OF ERNST & YOUNG LLP

Board of Directors
Blyth, Inc. One East Weaver Street Greenwich, CT 06831 Dear Members of the Board of Directors,

Note 2 to the Consolidated Financial Statements of Blyth, Inc. (the “Company”) included in its Form 10-K for the period ended December 31, 2011 describes a change to eliminate the financial reporting lag for its calendar year reporting subsidiaries to align with the Company’s fiscal year-end. There are no authoritative criteria for determining a ‘preferable’ method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Stamford, Connecticut
March 14, 2012